Bright Station

News Announcement

                   BRIGHT STATION PLC REPORTS Q1 2000 RESULTS

London, England, June 30, 2000 - Bright Station plc (LSE:BSN, NASDAQ:BSTN) (http://www.brightstation.com) today announced financial results for the three-month period ended March 31, 2000.

Overview

The first quarter of 2000 was a period of fundamental change for the Company, involving the final stages of negotiations for the sale of the Information Services business (ISD) to the Thomson Corporation (TSE:TOC) and the announcement of the creation of Bright Station plc.

While encouraging progress was made in a number of areas of the continuing businesses, the first quarter results reflect management's focus on the disposal of ISD and the fact that the capital for investing in Bright Station's continuing businesses was not available until after the disposal was completed in May 2000.

The proceeds from the sale, together with the associated $44 million of new equity investment by Thomson and JIYU Holdings, have eliminated all of the Company's debt and provide the financial resources to enable Bright Station to capitalize on its technology assets and to develop its eCommerce solutions business.

Since the disposal, excellent progress has been made across the continuing businesses, including the appointment of a number of highly experienced executives to key management posts, the securing of important new contracts, the acquisition of the key technology assets of boo.com and the hiring of many of boo.com's top programming talent, and the detailed formulation of future business development strategies for the continuing businesses, designed to drive revenue growth from the second half of 2000 onwards.

Group financial review

Turnover from the continuing businesses in the first quarter increased modestly to $2.4m, compared to $2.0m in Q1 1999. Operating losses from continuing businesses were $3.1m (Q1 1999: $2.2m), reflecting a build up of sales and marketing capability put into place in the second half of 1999.

Revenues from the discontinuing ISD were $61.1m (Q1 1999: $66.1m), and operating profit was $2.3m (Q1 1999: $10.1m).

                                     (more)

Bright Station Q1 2000 Results, 6/30/00                                   page 2

Operations review of continuing businesses

Following completion of the sale of ISD, the Company now comprises three Divisions, the Web Solutions Division, the eCommerce Division, and the Internet Ventures Division.

Web Solutions Division (WSD)

WSD is focused on the proprietary InfoSort content indexing technology, Muscat natural language search technology, WebTop/WebCheck concept-based search tool and Smartlogik, the knowledge management suite of solutions. Revenues for the first quarter increased to $1.8m (Q1 1999: $1.5m).

Since the creation of Bright Station, a number of prominent and valuable contracts have been won by Smartlogik. Most notably, its knowledge management solutions have been selected by BAA plc for deployment across 5,500 employees' desktops throughout its global intranet, and by Yellow Pages (a subsidiary of BT plc) for use in its online service yell.com as the core search and structure technology.

In addition, WebTop.com, the Company's intelligent search engine, has announced that it has successfully indexed over 500 million documents on the Web, making it one of only four search engines that have nearly 30% of the Web indexed. WebTop.com has also formed a strategic partnership with Netscape to provide sophisticated, multi-lingual Web searching to users of their leading Web browser in the Netherlands.

eCommerce Division (ECD)

ECD contains the B2B OfficeShopper Internet procurement business, and the Sparza B2B eCommerce licensing technologies. Revenues for the first quarter increased to $0.6m (Q1 1999: $0.5m).

Since the creation of Bright Station, ECD's offering has been significantly enhanced as a result of the acquisition of the key technology assets of boo.com, the online fashion retailer. At a fraction of the development price, the Company acquired a highly sophisticated, fully functional, multi-language and multi-currency eCommerce solution which will be licensed to third parties seeking to create or enhance their own e-tail offerings. In the weeks since the acquisition, numerous third parties have contacted Bright Station regarding the Company's B2C solutions.

As well as securing the technology assets, Bright Station was also able to secure the services of around 40 of boo.com's key programmers, who will be instrumental in delivering the technology in a tailored form to future licensees.

Internet Ventures Division (IVD)

IVD is a new division, constituted since the quarter end, whose function is to nurture, and invest in, promising high technology and Internet start-up businesses leveraging the Company's technology assets and expertise. Its management team, supported by a strong advisory panel, is actively investigating such opportunities.
                                     (more)

Bright Station Q1 2000 Results, 6/30/00                                   page 3

Experienced management team additions

Since the quarter end, a number of significant new management appointments have been made at an operational level. These appointments include:

o Stephen Hill, previously Managing Director and Vice President of EMEA at Inktomi Corporation (NASDAQ:INKT), as CEO of the Smartlogik knowledge management business, a core element of the Web Solutions division.

o Jeff Meers and Adrian Jones as CEO and Managing Director respectively of OfficeShopper.com. Both join Bright Station plc from International Data Group (IDG), the leading global provider of IT media, research, conferences and expositions. Jeff Meers was Worldwide President, IDG Global Solutions, and Adrian Jones was Worldwide Senior Vice President.

o Robert Lomnitz as the first Chief Executive of the newly-founded Internet Ventures Division (IVD). Robert Lomnitz was previously Director of Internet Investments at Baltic Asset Management.

These appointments greatly strengthen the management capability across Bright Station, and represent an important element in the strategy of creating a platform from which the full potential of the Company's technology assets can be leveraged.

In addition, a highly experienced 13-strong advisory panel has been formed to assist the IVD in evaluating the internet investment climate, sharing ideas and experiences and identifying co-operative investment and development opportunities. The external members of the panel are:

  -   Bassam Debs, Chairman, Jiyu Holdings
  - Matthew Freud, Founder, Freud Communications; Non-exec. director, Oxygen Holdings
  -   Julie Meyer, Founder, First Tuesday
  -   Charlie Muirhead, Founder, Orchestream; Founder, iGabriel
  -   Simon Murdoch, Co-founding Partner, Chase Episode 1
  -   Eva Pascoe, Founder and Managing Director, Zoom; Founder Cyberia Cafes
  -   Ivan Pope, Chairman and acting CEO, Pregenesis; Founder, NetNames
  - Dr. Allyson Reed, Director, Business Development and Marketing, Central Laboratory of the Research Councils

As a result of the sale of ISD, a number of executive Directors most closely associated with that business (Patrick Sommers, Jason Molle, Ciaran Morton and Stephen Maller) joined Thomson on completion of the transaction. Patrick Sommers has however remained as a non-executive Director of Bright Station. As a consequence the Company now operates with a smaller Board, comprised of two executive Directors and five non-executive Directors.

                                     (more)

Bright Station Q1 2000 Results, 6/30/00                                   page 4


Disposal of Information Services Division ("ISD") & new equity investment

In order to remove the constraints imposed on the Company by the prevailing debt structure, management and the Board decided to dispose of the ISD to Thomson for $275m, a proposal that was overwhelmingly approved by shareholders at an EGM on April 27, 2000. The sale was completed on May 4th.

Pursuant to the transaction, Thomson and JIYU Holdings were allotted New Ordinary Shares in Bright Station at a price of 170.5 pence per share ($10.88 per ADS). These subscriptions provide (pound)27.9 million ($44.0mn) of new equity investment in the Company, and result in Thomson and JIYU holding 5.4% and 4.1% respectively of the enlarged issued share capital.

Outlook

With the sale of ISD completed, a debt-free balance sheet and in excess of $46 million of cash available to invest in growing the Company's continuing businesses, Bright Station has an excellent platform from which to grow. Already, since the close of the first quarter, the Company has demonstrated the strong competitive positioning of its technologies, its ability to identify and convert opportunities to further enhance its technology portfolio, and its ability to recruit top quality personnel to manage the businesses within its portfolio going forward.

As indicated in previous announcements, the Board anticipates that the actions taken will deliver strong revenue growth from the second half of 2000, but also that increased levels of investment aimed at driving this growth will result in negative earnings for the year as a whole.

Overall, the Board believes that the Company has made a highly encouraging start in its new form, and that it is in a strong position to deliver the growth in value that shareholders rightly expect.


For further information, please contact:

Dan Wagner, Chief Executive
David Mattey, Chief Financial Officer
Bright Station plc                                                020 7930 6900
danwagner@brightstation.com

John Olsen/Nick Lockwood
Hogarth Partnership (UK Investor Relations for Bright Station)    020 7357 9477
nlockwood@hogarthpr.co.uk

Robert Rinderman/David Collins
Jaffoni & Collins (US Investor Relations for Bright Station)   001 212 835 8500
BSTN@jcir.com


                             (financial tables follow)

Bright Station Q1 2000 Results, 6/30/00                                   page 5


                                  Bright Station plc
                     Consolidated Profit And Loss Account (unaudited)
                        For the 3 months ended March 31, 2000

                                             Continuing Discontinued                     Continuing Discontinued
                                             operations operations      Total            operations operations   Total
                                             ---------- ------------ -------------     ---------- -----------  -----------
                                               2000        2000          2000            1999        1999         1999
                                             ---------- ------------ -------------     ---------- -----------  -----------
                                               $'000       $'000         $'000           $'000       $'000        $'000

Turnover                                       2,377       61,189        63,566          1,987      66,091       68,078

Cost of sales                                   (614)     (27,336)      (27,950)          (359)    (28,618)     (28,977)
                                             ---------- ------------ -------------     ---------- -----------  -----------

Gross profit                                   1,763       33,853        35,616          1,628      37,473       39,101

Distribution costs                              (524)      (9,117)       (9,641)           (39)     (7,797)      (7,836)

Administrative expenses                       (4,046)     (18,170)      (22,216)        (3,575)    (16,443)     (20,018)
Amortisation of development
costs/goodwill                                  (291)      (4,300)       (4,591)          (242)     (3,167)      (3,409)
                                             ---------- ------------ -------------     ---------- -----------  -----------

Operating (loss)/profit                       (3,098)       2,266          (832)        (2,228)     10,066        7,838

Exceptional item - Provision for loss on
disposal of ISD                                    -     (169,142)     (169,142)             -           -            -
                                             ---------- ------------ -------------     ---------- -----------  -----------
(Loss)/profit on ordinary activities
before interest                               (3,098)    (166,876)     (169,974)        (2,228)     10,066        7,838
                                             ---------- ------------                   ---------- -----------


Net interest payable                                                     (7,361)                                 (7,161)
                                                                     -------------                             -----------

(Loss)/profit on ordinary activities
before taxation                                                        (177,335)                                    677

Taxation on (loss)/profit on ordinary
activities                                                                 (450)                                    (76)

                                                                     -------------                             -----------
(Loss)/profit on ordinary activities
after taxation                                                         (177,785)                                    601

Minority equity interests                                                   (34)                                    216
                                                                     -------------                             -----------

Retained (loss)/profit                                                 (177,819)                                    817
                                                                     -------------                             -----------

                                                                     -------------                             -----------
(Loss)/earnings per ADS (cents)                                          (458.7)                                    2.2
                                                                     -------------                             -----------

                                                                     -------------                             -----------
(Loss)/earnings per ADS excluding exceptional loss
(cents)                                                                   (22.4)                                    2.2
                                                                     -------------                             -----------

ADS's used in computing earnings per ADS (thousands)
                                                                         38,765                                  37,885

The financial results set forth above represent the company's financial results under UK GAAP translated for convenience into US Dollars at the rate of US$:(pound) 1.595 being the rate of exchange on March 31, 2000, the last trading day of the period.

Bright Station Q1 2000 Results, 6/30/00                                   page 6

                               Bright Station plc
                     Consolidated Balance Sheet (unaudited)
                              As at March 31, 2000

                                               March 31              December 31
                                                 2000                    1999
                                                $'000                   $'000
FIXED ASSETS

Intangible assets                                     42,176               43,113

Goodwill                                              13,313               15,639

Tangible assets                                       20,711               22,869

Investments                                           15,264               15,368
                                           -----------------    -----------------
                                                      91,464               96,989
                                           -----------------    -----------------
CURRENT ASSETS

Stocks                                                    97                   96

Debtors                                               66,588               58,521

Cash at bank and in hand                               8,193               16,781
                                           -----------------    -----------------
                                                      74,878               75,398
CREDITORS (amounts falling
due within one year)                                (120,465)            (114,161)
                                           -----------------    -----------------

NET CURRENT LIABILITIES                              (45,587)             (38,763)
                                           -----------------    -----------------

TOTAL ASSETS LESS CURRENT LIABILITIES                 45,877               58,226

CREDITORS (amounts falling due
after more than one year)                           (218,818)            (219,105)


Provisions for liabilities and charges                (2,070)              (2,281)
                                           -----------------    -----------------

                                                    (175,011)            (163,160)
                                           -----------------    -----------------
CAPITAL AND RESERVES

Called up share capital                                2,477                2,471

Share premium account                                247,765              247,144

Shares to be issued                                      322                1,542

Profit and loss account                             (426,485)            (415,183)
                                           -----------------    -----------------

Ordinary shareholders' funds                        (175,921)            (164,026)

Minority interest                                        910                  866
                                           -----------------    -----------------

Total shareholders' funds                           (175,011)            (163,160)
                                           -----------------    -----------------

The financial results set forth above represent the company's financial results under UK GAAP translated for convenience into US Dollars at the rate of US$:(pound) 1.595 being the rate of exchange on March 31, 2000, the last trading day of the period.

Bright Station Q1 2000 Results, 6/30/00                                   page 7

                               Bright Station plc
                  Consolidated Cash Flow Statement (unaudited)
                      For the 3 months ended March 31, 2000

                                                                2000            1999
                                                               $'000           $'000

NET CASH INFLOW/(OUTFLOW) FROM OPERATING ACTIVITIES              4,418         (4,090)
                                                          --------------   ------------

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest received                                                  102             14
Interest paid on bank loans and overdrafts                      (2,348)        (3,270)
Interest paid on finance leases                                     (8)            (8)
                                                          --------------   ------------
                                                                (2,254)        (3,264)
                                                          --------------   ------------
TAXATION PAID                                                     (191)          (252)
                                                          --------------   ------------

CAPITAL EXPENDITURE
Payments to develop intangible assets                           (3,203)        (5,511)
Payments to acquire tangible fixed assets                         (565)        (2,260)
Receipts from sales of tangible fixed assets                         -             94
                                                          --------------   ------------
                                                                (3,768)        (7,677)
                                                          --------------   ------------
ACQUISITIONS AND DISPOSALS
Purchase of share in joint venture                                   -           (777)

CASH OUTFLOW BEFORE THE USE OF
LIQUID RESOURCES AND FINANCING                                  (1,795)       (16,060)
                                                          --------------   ------------

FINANCING
Net proceeds on issue of Ordinary share capital                    182              -

Expenses on issue of Ordinary Share Capital                        (48)             -

Debt due within one year
- Increase in borrowings                                             -         18,706
- Repayment of loans                                            (5,903)          (434)
Repayment of capital element of finance leases                  (1,024)          (203)
                                                          --------------   ------------
                                                                (6,793)        18,069
                                                          --------------   ------------
(DECREASE)/INCREASE IN CASH                                     (8,588)         2,009
                                                          --------------   ------------

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

(Decrease)/increase in cash in the period                       (8,588)         2,009
Cash used to decrease lease financing                            1,024            203
Cash acquired from issue of debt (net of expenses)                   -        (18,706)
Cash used to repay loans                                         5,903            434
                                                          --------------   ------------
Change in net debt from cash flows                              (1,661)       (16,060)
Other non-cash changes                                            (397)          (389)
New finance leases                                                   -         (1,577)
Effect of foreign exchange rate changes                            829         (7,506)
                                                          --------------   ------------

Movement in net debt in period                                  (1,229)       (25,532)
Net debt at beginning of period                               (245,831)      (229,994)
                                                          --------------   ------------
Net debt at end of period                                     (247,060)      (255,526)
                                                          --------------   ------------

The financial results set forth above represent the company's financial results under UK GAAP translated for convenience into US Dollars at the rate of US$:(pound) 1.595 being the rate of exchange on March 31, 2000, the last trading day of the period.

Bright Station Q1 2000 Results, 6/30/00                                   page 8


-------------------------------------------------------------------------------------------------------------------------
                                                   Bright Station plc
                                                  Analysis of Revenues
                                   For the 3 months ended March 31, 2000 (unaudited)
-------------------------------------------------------------------------------------------------------------------------
                                                     2000                                         1999
-------------------------------------------------------------------------------------------------------------------------
                                     Continuing   Discontinued                    Continuing    Discontinued
-------------------------------------------------------------------------------------------------------------------------
                                     operations     operations         Total      operations      operations       Total
-------------------------------------------------------------------------------------------------------------------------
                                          $'000          $'000         $'000           $'000           $'000       $'000
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
ISD                                            -         61,079        61,079               -          66,052      66,052
-------------------------------------------------------------------------------------------------------------------------
WSD                                        1,759            110         1,869           1,501             39        1,540
-------------------------------------------------------------------------------------------------------------------------
ECD                                          618              -           618             486              -          486
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
Total revenues                             2,377         61,189        63,566           1,987          66,091      68,078
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

The financial results set forth above represent the company's financial results under UK GAAP translated for the convenience into US Dollars at the rate of US$:(pound) 1.595 being the rate of exchange on March 31, 2000, the last trading day of the period.

These results are unaudited and do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The financial statements for the year ended December 31, 1999 have not been audited by the Company's auditors, PricewaterhouseCoopers. The financial statements for the year ended December 31, 1998 have been reported on by PricewaterhouseCoopers and delivered to the Registrar of Companies. The audit report was not qualified and neither did it contain any statements under Section 237 (2) or (3) of the Companies Act 1985. The unaudited results for the three months ended
March 31, 2000 have been prepared in accordance with the accounting policies stated in the 1998 Annual Report and Accounts.